UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Grindrod Shipping Holdings Ltd.
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
Y28895103
(CUSIP Number)

June 18, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y28895103	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Grindrod Investments Proprietary Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa (RSA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,922,740

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,922,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,922,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 19,063,833 ordinary shares, no par value (“Ordinary Shares”) outstanding, as reflected in the Issuer’s Amendment No. 4 to its Form 20-F, as filed with the U.S. Securities and Exchange Commission (“SEC”) on June 12, 2018 (indicating that the total amount of the Issuer’s Ordinary Shares outstanding after the completion of the spin-off transaction by the Issuer’s parent, Grindrod Limited, would be 19,063,833 Ordinary Shares), and the Form 6-K filed by the Issuer with the SEC on June 18, 2018 (indicating that the spin-off transaction had closed and the Issuer’s Ordinary Shares had begun trading on NASDAQ).

CUSIP No. Y28895103	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nailsea Investments Proprietary Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa (RSA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,922,740

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,922,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,922,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 19,063,833 Ordinary Shares outstanding, as reflected in the Issuer’s Amendment No. 4 to its Form 20-F, as filed with the SEC on June 12, 2018 (indicating that the total amount of the Issuer’s Ordinary Shares outstanding after the completion of the spin-off transaction by the Issuer’s parent, Grindrod Limited, would be 19,063,833 Ordinary Shares), and the Form 6-K filed by the Issuer with the SEC on June 18, 2018 (indicating that the spin-off transaction had closed and the Issuer’s Ordinary Shares had begun trading on NASDAQ).

CUSIP No. Y28895103	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nailsea Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa (RSA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,922,740

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,922,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,922,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 19,063,833 Ordinary Shares outstanding, as reflected in the Issuer’s Amendment No. 4 to its Form 20-F, as filed with the SEC on June 12, 2018 (indicating that the total amount of the Issuer’s Ordinary Shares outstanding after the completion of the spin-off transaction by the Issuer’s parent, Grindrod Limited, would be 19,063,833 Ordinary Shares), and the Form 6-K filed by the Issuer with the SEC on June 18, 2018 (indicating that the spin-off transaction had closed and the Issuer’s Ordinary Shares had begun trading on NASDAQ).

CUSIP No. Y28895103	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Walter James Grindrod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa (RSA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,922,740

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,922,740

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,922,740

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 19,063,833 Ordinary Shares outstanding, as reflected in the Issuer’s Amendment No. 4 to its Form 20-F, as filed with the SEC on June 12, 2018 (indicating that the total amount of the Issuer’s Ordinary Shares outstanding after the completion of the spin-off transaction by the Issuer’s parent, Grindrod Limited, would be 19,063,833 Ordinary Shares), and the Form 6-K filed by the Issuer with the SEC on June 18, 2018 (indicating that the spin-off transaction had closed and the Issuer’s Ordinary Shares had begun trading on NASDAQ).

Item 1. (a)     Name of Issuer

Grindrod Shipping Holdings Ltd. (the “Company”)

Item 1. (b)        Address of Issuer’s Principal Executive Offices

#03-01 Southpoint
200 Cantonment Road
Singapore 089763

Item 2. (a)        Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	Grindrod Investments Proprietary Limited (“Grindrod Investments”);
(ii)	Nailsea Investments Proprietary Limited (“Nailsea Investments”);
(iii)	Nailsea Trust (“Nailsea Trust”); and
(iv)	Walter James Grindrod.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2. (b)        Address of Principal Business Office or, if None, Residence

The address of the principal business office of each reporting person is:

c/o RSM Durban
Block A Surrey Park
6 Barham Road
Westville 3629
Kwazulu Natal
South Africa

Item 2. (c)        Citizenship

Grindrod Investments and Nailsea Investments are resident private companies organized under the laws of the Republic of South Africa. Nailsea Trust is a resident trust organized under the laws of the Republic of South Africa. Walter James Grindrod is a citizen of the Republic of South Africa.

Item 2. (d)        Title of Class of Securities

Ordinary shares, no par value (the “Ordinary Shares”)

Item 2. (e)        CUSIP Number

Y28895103

Item 3.               If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.             Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Grindrod Investments is the record owner of the number of Ordinary Shares shown on Item 9 of its respective cover page.

Nailsea Investments is the controlling shareholder of Grindrod Investments and may be deemed to share beneficial ownership of the Ordinary Shares of which Grindrod Investments is the record owner.

Nailsea Trust is the sole shareholder of Nailsea Investments and may be deemed to share beneficial ownership of the Ordinary Shares of which Nailsea Investments may share beneficial ownership.

Walter James Grindrod is the Chairman of the Board of Trustees of Nailsea Trust, the Chairman of the Board of Directors of Nailsea Investments and the Chairman of the Board of Directors of Grindrod Investments, and may be deemed to share beneficial ownership of the Ordinary Shares of which Nailsea Trust may share beneficial ownership.

Each of Nailsea Investments, Nailsea Trust and Walter James Grindrod expressly disclaims beneficial ownership of the Ordinary Shares owned by Grindrod Investments and none of the foregoing should be construed as an admission by Nailsea Investments, Nailsea Trust or Walter James Grindrod that they are the beneficial owners of the Ordinary Shares, or as an admission by any Reporting Person that such Reporting Person is the beneficial ownership of the Ordinary Shares beneficially owned by any another Reporting Person.

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.            Identification and Classification of Members of the Group

Not Applicable.

Item 9.            Notice of Dissolution of Group

Not Applicable.

Item 10.         Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2018

GRINDROD INVESTMENTS PROPRIETARY LIMITED

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod
Title: Chairman of the Board of Directors

NAILSEA INVESTMENTS PROPRIETARY LIMITED

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod
Title: Chairman of the Board of Directors

NAILSEA TRUST

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod
Title: Chairman of the Board of Directors

WALTER JAMES GRINDROD

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  July 20, 2018

GRINDROD INVESTMENTS PROPRIETARY LIMITED

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod
Title: Chairman of the Board of Directors

NAILSEA INVESTMENTS PROPRIETARY LIMITED

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod
Title: Chairman of the Board of Directors

NAILSEA TRUST

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod
Title: Chairman of the Board of Directors

WALTER JAMES GRINDROD

By:	/s/ Walter James Grindrod
Name: Walter James Grindrod